Loomis Sayles & Co. L.P.
One Financial Center
Boston, MA 02111

CIK: 0000312348

REGARDING ACCESSION NUMBER: 0000312348-13-000006

The SC 13G/A filing submitted on 2/14/13 under the above referenced accession number was submitted in error and should be disregarded.

Regards,

Brendan Joyce
V.P./Compliance Manager
Loomis Sayles & Co. L.P.